Filer:  Tremont Corporation
                                    Filed  pursuant  to Rule 425 under the
                                    Securities  Act of 1933 and  deemed
                                    filed pursuant to Rule 14a-12 under the
                                    Securities  Exchange Act of 1934
                                    Subject Company: Tremont Corporation
                                    Commission Exchange Act File Number: 1-10126

FOR IMMEDIATE RELEASE:                CONTACT:

Valhi, Inc.                           Bobby D. O'Brien
Three Lincoln Centre                  Vice President and Chief Financial Officer
5430 LBJ Freeway, Suite 1700          (972) 233-1700
Dallas, Texas 75240-2697

Tremont Corporation                   Mark A. Wallace
1999 Broadway, Suite 4300             Vice President
Denver, Colorado 80202                and Chief Financial Officer
                                      (303) 296-5615

             VALHI AND TREMONT ANNOUNCE SIGNING OF MERGER AGREEMENT

     DALLAS, TEXAS AND DENVER, COLORADO . . . November 5, 2002 . . . Valhi, Inc. (NYSE: VHI) and Tremont Corporation (NYSE: TRE) announced today that they have entered into a definitive merger agreement for Valhi to acquire the outstanding shares of Tremont that it does not currently own in a stock-for-stock exchange. Each outstanding Tremont share not owned by Valhi or certain of its affiliates will be exchanged for 3.4 shares of Valhi common stock.

     The transaction has been structured as a tax-free exchange to the Tremont stockholders, except for cash, if any, received for fractional shares. Tremont said that the agreement was approved by its Board of Directors based upon the recommendation of a special committee of the Board comprised of directors who are not affiliated with Valhi. Morgan Joseph & Co. Inc. is serving as financial advisor to the special committee of Tremont and has issued an opinion to the special committee stating that the exchange ratio is fair, from a financial point of view, to the Tremont stockholders, other than Valhi and its affiliates. Valhi's Board of Directors also has approved the transaction.

     The merger is subject to customary closing conditions and will require approval by the stockholders of Tremont. Tremont Group, Inc., which owns approximately 80% of the outstanding shares of Tremont common stock, has indicated that it intends to vote its shares in favor of approval of the merger agreement. Valhi owns 80% of Tremont Group and NL Industries, Inc. (NYSE: NL), a majority-owned subsidiary of Valhi, owns the remaining 20%. The date of the Tremont stockholder meeting will be established as soon as practical following the completion of appropriate filings with the Securities and Exchange Commission.

Additional Information

     A registration statement will be filed by Valhi with the Securities and Exchange Commission in connection with the proposed merger. The registration statement will include a proxy statement/prospectus that will be sent to Tremont stockholders seeking their approval of the proposed merger.

     Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when they become available because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at http://www.sec.gov. These documents also can be obtained free of charge when available upon written request to Valhi, Inc., 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240,
Attention: Corporate Secretary, or by calling (972) 233-1700, or to Tremont Corporation, 1999 Broadway, Suite 4300, Denver, Colorado 80202, Attention:
Corporate Secretary, or by calling (303) 296-5652.

     Tremont Corporation and its directors may be deemed to be participants in the solicitation of proxies for Tremont to approve the merger. Information about Tremont's directors is set forth in the proxy statement for its 2002 Annual Meeting of stockholders filed with the SEC. This document is available free of charge at the SEC's website at http://www.sec.gov. Additional information about the interest of Tremont's directors in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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